ANNEX I







                                Corporate Policy

                                       on

                       Disclosure of Material Information



                       Banco Itau Holding Financeira S.A.















TABLE OF CONTENTS

1. GENERAL PRINCIPLES

1.1. Scope                                                           3

1.2. Disclosure Committee                                            3

2. DEFINITION OF MATERIAL ACT OR FACT

2.1. Material act or fact                                            4

2.2. Examples of material acts or facts                              4

3. DUTIES AND RESPONSIBILITIES IN THE DISCLOSURE
OF A MATERIAL ACT OR FACT

3.1. Duties and responsibilities of the Investor
Relations Officer                                                    6

3.2. Related persons                                                 7

3.3. Duties and responsibilities of related persons                  7

3.4. Duty of confidentiality (sub-item 5.2)                          7

3.5. Performance forecasts                                           8

3.5.1. Market expectations                                           8

4. PROCEEDING FOR PREPARATION AND DISCLOSURE OF A
MATERIAL ACT OR FACT

A) Preparation proceeding

4.1. Participating bodies                                            8

4.2. Standard for disclosure document                                8

B) Disclosure proceeding

4.3. Addressees of disclosure and responsible bodies                 8

4.4. Simultaneous disclosure                                         9

4.5. Moment of disclosure                                            9

4.6. Suspension of trading                                           9

4.7. Case for non-disclosure of a material act or fact               9

4.7.1. Immediate disclosure                                         10

4.8. Rumors                                                         10

4.9. Media and form of disclosure                                   10

4.10. Person authorized to comment on the content of a
      material act or fact                                          11

5. MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF
INFORMATION ON A MATERIAL ACT OR FACT

5.1. Purpose                                                        11

5.2. Duty of confidentiality                                        11

5.3. Subjective controlling mechanisms                              11

5.4. Objective controlling mechanisms                               12

6. VIOLATION OF THE POLICY

6.1. Sanctions                                                      12

6.2. Reporting the violation                                        13

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1.   GENERAL PRINCIPLES

Scope                      1.1.  The POLICY provides for the guidelines and
                                 principles to be complied with in the
                                 disclosure of material acts or facts and in the maintenance of confidentiality of such non-disclosed information, in accordance with
                                 CVM Instruction no. 358, dated January 3, 2002, with the scope of disclosing to the competent bodies and the market complete and timely information on the material acts and facts relating to the company, as defined in sub-item
                                 2.1, thus reinforcing the equity and
                                 transparency of such disclosure to all
                                 interested parties, without privileging some to the detriment of others.

Disclosure Committee       1.2.  The Disclosure Committee is hereby created and
                                 has the following purposes, in connection with the POLICY:

                                 a)     to assist the Investor Relations
                                        Officer;

                                 b)     to permanently evaluate the
                                        applicability of the POLICY and to
                                        suggest any pertinent amendments
                                        thereto;

                                 c) to decide on any questions regarding the interpretation thereof;

                                 d) to order all actions necessary for the disclosure and dissemination thereof, including among the employees of the company;

                                 e)     to previously evaluate the content of
                                        any announcements to the press (press
                                        releases), meetings with investors and
                                        analysts (road shows), teleconferences
                                        and public presentations containing
                                        material information on the company;

                                 f)     to regulate the compliances;

                                 g)     to evaluate and decide on violation
                                        cases;

                                 h)     to analyze official queries posed by
                                        regulatory and self-regulated bodies,
                                        and to prepare the respective answers;

                                 i) to propose solutions for unforeseen and exceptional cases.


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                                 1.2.1.  In addition to the Investor Relations
                                         Officer, the Disclosure Committee shall
                                         be comprised by at least two members of
                                         the Board of Directors to be appointed
                                         by the Board itself and by the officers
                                         responsible for the Areas of Economic
                                         Control, Marketing and Development
                                         Support and Legal Consulting (Diretoria
                                         Juridica Contratual, Societaria e de
                                         Negocios) of Banco Itau S.A., and the
                                         Committee shall have meetings whenever
                                         summoned by the Investor Relations
                                         Officer.


2.   DEFINITION OF MATERIAL ACT OR FACT


Material act or fact       2.1.  Any decision of a controlling shareholder, or
                                 resolution of a general shareholders' meeting or of any management bodies of the company, or any other act or fact of a political-administrative, technical, negotiating or economical-financial nature, taking place or relating to the company's business, which may reasonably interfere with:

                                 2.1.1. the price of securities issued by the company or related thereto;

                                 2.1.2. the decision of investors to buy, sell or maintain such securities;

                                 2.1.3. the decision of investors to exercise any shareholders' rights issued by the company or related thereto;

                                 shall be deemed relevant.

Examples of material
acts or facts          2.2.    The following are examples of material acts or
                               facts, to the extent that they can result in any of the effects above, among others:

                                 2.2.1.  the signature of an agreement or
                                         contract providing for the transfer of
                                         the shareholding control of the
                                         company, even if the efficacy of such
                                         instrument is conditional;

                                 2.2.2. the change in control of the company, including through the execution of, amendment to, or termination of, a shareholders' agreement;

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                                 2.2.3.  the execution of, amendment to, or
                                         termination of, a shareholders'
                                         agreement to which the company is a
                                         party or intervenes, or which has been
                                         registered in the appropriate company's
                                         book;

                                 2.2.4.  the entry or withdrawal of a
                                         shareholder who has entered into an
                                         operational, financial, technological
                                         or administrative agreement or
                                         arrangement with the company;

                                 2.2.5.  the authorization for trading in
                                         securities issued by the company in any
                                         market, national or foreign;

                                 2.2.6. the decision to cancel the registration of the company;

                                 2.2.7.  a merger or split-off involving the
                                         company or affiliated companies;

                                 2.2.8.  a change in the company's net worth
                                         composition;

                                 2.2.9.  the purchase or sale of a relevant
                                         investment;

                                 2.2.10. the transformation or winding-up of the
                                         company;

                                 2.2.11. the change of the accounting principles
                                         adopted by the company;

                                 2.2.12. debt renegotiation;

                                 2.2.13. the approval of a stock option plan;

                                 2.2.14. a change in the rights and advantages
                                         of securities issued by the company;

                                 2.2.15. the split-up or consolidation of shares
                                         or the concession of share bonuses;

                                 2.2.16. the acquisition of shares of the
                                         company for maintenance in treasury or
                                         cancellation, and the sale of shares
                                         then acquired;

                                 2.2.17. profits or losses of the company and
                                         the attribution of earnings, in cash;

                                 2.2.18. the execution or termination of a
                                         contract, or the failure to execute it,
                                         when the expectation of execution
                                         thereof is of public knowledge;

                                 2.2.19. the approval of, change in, or
                                         cancellation of, a project, or the
                                         delay in implementing it;


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                                 2.2.20. the initiation, re-initiation or
                                         suspension of the manufacture or
                                         commercialization of a product or
                                         service;

                                 2.2.21. the discovery, change or development of
                                         technology or resources owned by the
                                         company;

                                 2.2.22. changes in the forecasts previously
                                         disclosed by the company;

                                 2.2.23. a request of composition with creditors
                                         (concordata), a bankruptcy request or
                                         confession or the filing of an action
                                         which may affect the
                                         economical-financial situation of the
                                         company.



3.   DUTIES AND RESPONSIBILITIES IN THE DISCLOSURE OF A MATERIAL ACT OR FACT

Duties and responsibilities
of the Investor Relations
Officer                    3.1.  The Investor Relations Officer has the
                                 following duties:

                                 3.1.1.  to disclose and communicate to the
                                         market and competent authorities
                                         (sub-item 4.3., "a") any material act
                                         or fact taking place or related to the
                                         company's business;

                                 3.1.2.  to ensure the broad and immediate
                                         dissemination of the material act or
                                         fact;

                                 3.1.3.  to disclose a material act or fact
                                         simultaneously in all markets where the
                                         securities issued by the company are
                                         traded;

                                 3.1.4.  to provide to the competent
                                         authorities, whenever requested by
                                         them, any additional explanation in
                                         connection with the material act or
                                         fact;

                                 3.1.5. to interview persons having access to material acts or facts, in the event described in the preceding sub-item or if there is any atypical fluctuation in the price or quantity of shares traded issued by the company or related thereto, with the purpose of ascertaining whether such persons have knowledge of any information that must be disclosed in the market.




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Related persons            3.2.  The following persons shall be deemed related
                                 to the company:

                                 a)      (i) their direct or indirect
                                         controlling shareholders, officers,
                                         members of the Board of Directors,
                                         Fiscal Council and any bodies with
                                         technical or consulting duties created
                                         under its by-laws; (ii) the same
                                         persons in a controlling, controlled -
                                         these to be under the effective
                                         management of the company -, or
                                         affiliated company having privileged
                                         access to any relevant information;

                                 b) the employees of the company, or of its controlling, controlled - these to be under the effective management of the company -, or affiliated company(ies), who, because of their rank, function or position, have privileged access to any relevant information;

                                 c) any other person that, because of any circumstance, may have knowledge of relevant information, such as consultants, independent auditors, rating companies' analysts and assistants.

Duties and responsibilities
of related persons         3.3.  The persons referred to in letter "a)(i)" in
                                 sub-item 3.2., and only them, shall:

                                 3.3.1. communicate to the Investor Relations Officer, or, in his or her absence, to the CEO of the Company, any material act or fact which may come to their knowledge;

                                 3.3.2.  communicate to the CVM, once having
                                         heard the Disclosure Committee, any
                                         material act or fact of which they have
                                         personal knowledge in case the Investor
                                         Relations Officer fails to comply with
                                         his or her duty to disclose.

Duty of confidentiality
(sub-item 5.2.)            3.4.  The related persons shall keep confidential any
                                 information relating to a material act or fact, until its disclosure in the market, in accordance with sub-item 5.2.

                                 3.4.1. The related person that communicates, by mistake, a material act or fact to a non-related person, before its disclosure in the market, shall immediately inform the Investor Relations Officer of the erroneous communication, so that he or she may take any adequate measures.





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Performance forecasts      3.5.  The company shall not disclose performance
                                 forecasts.

Market expectations              3.5.1.  The company may disclose, on the
                                         website http://www.itauir.com.br,
                                         market expectations for its results.

                                 3.5.2.  The Area of Economic Control may
                                         previously verify the content of
                                         analysts' reports, so as to avoid the
                                         disclosure of data or information
                                         already under public domain or of
                                         incorrect or imprecise data.



4.   PROCEEDING FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT

A)   Preparation proceeding
---------------------------

Participating bodies       4.1.  The document of disclosure of a material act or
                                 fact shall be prepared by the Disclosure
                                 Committee, which may request the participation of the Offices involved in the transaction or deal with which the material act or fact has been originated.

Standard for
disclosure document        4.2.  The document for disclosure of a material act
                                 or fact shall be clear and precise and utilize a language accessible to the investor public.

B)   Disclosure proceeding
--------------------------

Addressees of disclosure
and responsible bodies     4.3.  The department in charge of corporate matters
                                 shall disclose, under the supervision of the Investment Relations Officer, a material act or fact, with priority and simultaneously:

                                 a)      to the CVM, through its site, to the
                                         SEC (U.S. Securities and Exchange
                                         Commission) and to the NYSE (New York
                                         Stock Exchange), through form 6-K, to
                                         BOVESPA and, as the case may be, to the
                                         other stock exchanges and the
                                         over-the-counter market entities;

                                 b) to the market in general, as explained in sub-item 4.9.



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                               4.3.1.   Subsequently to such disclosure, the
                                        person designated by the Investor
                                        Relations Officer may disclose the
                                        material act or fact to the market
                                        through e-mail and make the information
                                        available on the Investor Relations
                                        website, on which occasion the Public
                                        Relations Office will also be authorized to disclose it. The Public Relations Office is the body in charge of making contact with the media in general and speaking with journalists.


Simultaneous disclosure    4.4.  The material act or fact disclosed by any
                                 communication media or in meetings with class entities, investors, analysts or with any selected audience, in Brazil or abroad, shall be simultaneously disclosed to the market(s) in which the securities issued by the company are admitted for trade (sub-item 3.1.3.).


Moment of disclosure       4.5.  The disclosure of a material act or fact shall
                                 take place, whenever possible, after the closing of trading or before the opening of the next trading day, in the stock exchanges or over-the-counter market entities where the securities issued by the company are admitted for trade.

                                 4.5.1. If the securities issued by the company are simultaneously admitted for trade in the markets of different countries, where the trade opening and closing hours are not compatible, the trading hours of the Brazilian market shall prevail for purposes of sub-item 4.5.


Suspension of trading      4.6.  In case it is imperative that the disclosure of
                                 a material act or fact takes place in trading hours, the Investor Relations Officer may simultaneously request from the national and foreign stock exchanges and over-the-counter market entities the suspension of trade of securities issued by the company, or related thereto, for as long as it takes to properly disclose the material information.


Case for non-disclosure of
a material act or fact     4.7.  The material acts or facts may exceptionally
                                 not be disclosed if the controlling
                                 shareholders or the directors conclude that the disclosure thereof shall put in risk a legitimate interest of the company.




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Immediate disclosure             4.7.1.  The Investor Relations Officer shall
                                         immediately disclose the material act
                                         or fact referred to in sub-item 4.7. if
                                         the material information escapes from
                                         control, if there is an atypical
                                         fluctuation in the price or quantity of
                                         traded securities issued by the company
                                         or related thereto, or if the CVM, or
                                         the SEC order the disclosure.

                                         4.7.1.1. When applicable, the Investor
                                                  Relations Officer shall
                                                  provide any necessary
                                                  explanations to the stock
                                                  exchanges.

Rumors                     4.8.  The company shall not comment on any existing
                                 rumors in the market about the company, except if they materially influence the prices of its securities.

Media and form of
disclosure                 4.9.  The legally required disclosure to the market
                                 shall be effected through publication in newspapers of widespread circulation, regularly utilized by the company, and in the State
                                 Official Gazette.

                                 4.9.1. Additionally, the company may disclose the material act or fact through the following media:

                                         a) the worldwide web (Internet), on the
                                            website http://www.itauir.com.br;

                                         b) e-mail;

                                         c) teleconference;

                                         d) public meeting with class entities,
                                            investors, analysts, or with the
                                            interested public, in Brazil or
                                            abroad;

                                         e) announcements to the press (press
                                            releases);

                                         f) radio-diffusion media utilized by
                                            the market.

                                 4.9.2.  The disclosure through newspaper
                                         publication (sub-item 4.9.) may be
                                         effected in a reduced form, provided
                                         that it informs the addresses in the
                                         worldwide web - Internet where the
                                         complete information shall be available
                                         to the interested public, with a
                                         minimum content corresponding to that
                                         provided to the entities referred to in
                                         letter "a" of sub-item 4.3.

                                 4.9.3.  The material act or fact shall be
                                         internally disclosed for general
                                         knowledge.



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Person authorized to
comment on the content
of a material act or fact  4.10. Only the Investor Relations Officer, or the persons appointed thereby, or, in the absence of the latter, the persons appointed by the company's CEO, is authorized to comment, explain or provide more detail on, the content of a material act or fact.


5. MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT

Purpose                    5.1.  The mechanisms for controlling the
                                 confidentiality of information relating to a material act or fact (Material Information) provides efficacy to the maintenance of confidentiality of such information until their disclosure to the competent authorities and the market.

Duty of confidentiality    5.2.  The related persons (sub-item 3.2.) shall keep
                                 confidential any Material Information until the disclosure thereof, as well as to maintain such confidentiality.

                                 5.2.1.  The related person that is no longer
                                         bound to the company, or which no
                                         longer participates in the transaction
                                         or project to which the Material
                                         Information refers to, shall be bound
                                         to his or her duty of confidentiality
                                         until such information is disclosed to
                                         the competent authorities (sub-item
                                         4.3., "a"), and to the market.

Subjective controlling
mechanisms                 5.3.  The persons related to the company (sub-item
                                 3.2.) shall comply with the POLICY upon the signature of the appropriate declaration (annex
                                 1), when they are hired, appointed, promoted or transferred, or become aware of any relevant information, upon which moment they will state their knowledge of the terms of the POLICY and their commitment to comply therewith.

                                 5.3.1.  The Disclosure Committee shall
                                         indicate, for each Office of the
                                         company, the positions subject to the
                                         compliance.

                                 5.3.2.  The Office responsible for a
                                         transaction or agreement which may give
                                         rise to a material fact or act shall
                                         indicate additional employees and third
                                         parties which must comply with the
                                         POLICY.



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                                 5.3.3.  The compliances must take place after
                                         the internal disclosure of this POLICY.

                                 5.3.4. The department in charge of corporate matters shall ensure the compliances of persons occupying positions subject to appointment in accordance with the by-laws and of the controlling shareholders.

                                 5.3.5. Compliances effected in accordance with sub-item 5.3.4.1. shall be immediately informed to the department in charge of corporate matters, which shall keep a central and updated list of all persons who have complied with the POLICY, and which shall be responsible for making this list available to the competent authorities, whenever requested by the latter.

Objective controlling
mechanisms                 5.4.  The persons related to the company (sub-item
                                 3.2.) shall act in a diligent manner in order to preserve the confidentiality of any Material
                                 Information, complying with the regulations enacted by the company on the subject.


6.   VIOLATION OF THE POLICY

Sanctions                  6.1.  The violation of this POLICY shall subject the
                                 violator to disciplinary sanctions, as provided in the internal rules of the company and under this item, without prejudice to any applicable administrative, civil and criminal measures.

                                 6.1.1.  The Disclosure Committee shall, with
                                         the assistance of the Office of
                                         Auditing and Internal Controls,
                                         ascertain any violations of the POLICY,
                                         it being provided that:

                                         a)   the related persons referred to in
                                              letter "a" of sub-item 3.2. shall
                                              be subject to the sanctions
                                              approved by the board of
                                              directors, upon investigation and
                                              diligence by the Disclosure
                                              Committee;

                                         b)  the related persons referred to in
                                             letter "b" of sub-item 3.2. shall
                                             be subject to sanctions of warning,
                                             suspension or dismissal for just
                                             cause in accordance with the
                                             gravity of the infraction;



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                                         c)  the violation caused by any of the
                                             related persons referred to in
                                             letter "c" of sub-item 3.2. shall
                                             be deemed a contractual default,
                                             and the company shall be
                                             accordingly entitled to terminate
                                             the respective contract and demand
                                             the payment of any penalty set
                                             forth therein, notwithstanding any
                                             losses and damages.

                                 6.1.2. The Disclosure Committee shall inform any violations to the board of directors.

                                 6.1.3. When the violation is deemed serious, the Disclosure Committee, without prejudice of its prerogatives, shall address the case to the Ethics Committee.

Reporting the violation    6.2.  Any person who complies with the POLICY and has
                                 knowledge of his or her violation must
                                 immediately communicate the fact to the
                                 Disclosure Committee.



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CORPORATE POLICY ON DISCLOSURE                                           ANNEX 1
OF MATERIAL INFORMATION                                                  -------
BANCO ITAU HOLDING FINANCEIRA S.A.





                     CONTROLLING SHAREHOLDER AND MANAGEMENT

                             COMPLIANCE DECLARATION



...............................[name, nationality, marital status, profession,
no. of enrollment with tax authority, ID, business address and telephone].............................., below signed, in his/her quality of
............................... of Banco Itau Holding Financeira S.A., hereby complies with the CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION - BANCO ITAU HOLDING FINANCEIRA S.A., of which he/she is receiving a copy concomitantly with the signature hereof; states that he/she knows the terms thereof and undertakes to fully comply therewith. He/she also states that he/she is aware that the Board of Directors of the Company shall decide upon potential sanctions arising out of violation of such Policy on Disclosure.

                Sao Paulo, ..........................., 200.....





                          -----------------------------



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CORPORATE POLICY ON DISCLOSURE                                           ANNEX 1
OF MATERIAL INFORMATION                                                  -------
BANCO ITAU HOLDING FINANCEIRA S.A.




                         EMPLOYEE COMPLIANCE DECLARATION





...............................[name, nationality, marital status, profession,
no. of enrollment with tax authority, ID, business address and telephone].............................., below signed, in his/her quality of
............................... of Banco Itau Holding Financeira S.A., hereby complies with the CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION - BANCO ITAU HOLDING FINANCEIRA S.A., of which he/she is receiving a copy concomitantly with the signature hereof; states that he/she knows the terms thereof and undertakes to fully comply therewith.

                Sao Paulo, ..........................., 200.....





                          -----------------------------



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CORPORATE POLICY ON DISCLOSURE                                           ANNEX 1
OF MATERIAL INFORMATION                                                  -------
BANCO ITAU HOLDING FINANCEIRA S.A.




                       THIRD PARTY COMPLIANCE DECLARATION





...............................[name, nationality, marital status, profession,
no. of enrollment with tax authority, ID, business address and telephone].............................., below signed, in his/her quality of
............................... of Banco Itau Holding Financeira S.A., hereby complies with the CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION - BANCO ITAU HOLDING FINANCEIRA S.A., of which he/she is receiving a copy concomitantly with the signature hereof; states hat he/she knows the terms thereof and undertakes to fully comply therewith. He/she also states that he/she is aware that any violation of such Policy on Disclosure shall be deemed a contractual default, and that the company shall be accordingly entitled, without any burden, to terminate the agreement that has caused this compliance and demand the payment of the penalty set forth therein, notwithstanding any losses and damages.

                Sao Paulo, ..........................., 200.....





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